

2002 Annual Report

SELECTED PERFORMANCE DATA

At or for the twelve months ended September 30,	2002	2001	2000
	(dollars in thousands, except per share data)		
EARNINGS RATIOS			
Net Earnings	**$5,023**	$3,855	$3,385
Return on Average Equity	**13.05%**	10.87%	10.19%
Return on Average Assets	**1.03%**	0.82%	0.72%
Net Interest Margin	**3.03%**	2.63%	2.70%
EARNINGS PER SHARE			
Basic Earnings Per Share	**$ 1.13**	$ 0.87	$ 0.77
Diluted Earnings Per Share	**$ 1.10**	$ 0.85	$ 0.74
Total Shares Outstanding	**4,464,554**	4,438,014	4,412,014
EXPENSE RATIOS			
General, Administrative, and Other Expenses to Average Assets	**1.88%**	1.77%	1.83%
Efficiency Ratio	**51.05%**	57.65%	62.42%
CAPITAL RATIOS AND STOCK INFO			
Tangible Book Value Per Share	**$ 8.93**	$ 8.22	$ 7.64
Dividends Per Share	**$ 0.37**	$ 0.33	$ 0.32
Dividend Yield	**3.79%**	3.67%	3.46%

Providing Results



$7.64
$8.22
$8.93
'00
'01
'02

Tangible Book Value



$0.32
$0.33
$0.37
'00
'01
'02

Dividends Per Share



10.19%
10.87%
13.05%
'00
'01
'02

Return on Equity



62.42%
57.65%
51.05%
'00
'01
'02

Efficiency Ratio

Letter *to Our* Shareholders

DEAR SHAREHOLDERS AND FRIENDS,

We are pleased to present to you Winton Financial Corporation's Annual Report to Shareholders for the fiscal year ended September 30, 2002, which details the results of our most successful year in our Company's 115-year history.

While the majority of the nation's business community was mired in an economic slump over the past twelve months, your Company reported record net earnings. Net earnings for the fiscal year ended September 30, 2002, totaled $5.1 million or $1.10 per diluted share, representing an increase of $1.2 million or 30% over fiscal 2001's net earnings of $3.9 million or $0.85 per diluted share.

This dramatic increase in earnings is due primarily to an economic environment of falling interest rates that continued throughout the year. This decline culminated in 50-year lows in interest rates during the fiscal fourth quarter. As a result, our cost of funds was reduced significantly. We also saw a continuing flight from the capital markets into our safer savings investments which allowed us to replace higher priced jumbo certificates with less expensive retail deposits.

As we have previously reported to you, your Company has devoted and continues to devote a great deal of effort to the origination and sale of residential mortgage loans to the secondary market. Toward this end, Winton added three more experienced loan originators during fiscal 2002; we now have sixteen residential loan originators. As a result, the Company originated an unprecedented $269.2 million in mortgage loan volume during fiscal 2002, a 38% increase over last fiscal year. Gains on the sale of mortgage loans increased as well, allowing the Company to book a pre-tax profit of $2.3 million during the current fiscal year. This key element of Winton's operations continues to provide a significant enhancement to core earnings.



$3.39
$3.86
$5.02
'00
'01
'02

Net Earnings
(dollars in millions)



$0.74
$0.85
$1.10
'00
'01
'02

Diluted Earnings Per Share



$108.4
$195.1
$269.2
'00
'01
'02

Mortgage Loan Originations
(dollars in millions)



We are also excited to report on several expansionary developments during fiscal 2002. Drawing on our increasing success in loan originations in southeast Indiana, your Board and Management decided to establish a physical presence in the area. In September of 2002, Winton officially opened a loan origination office in Lawrenceburg, Indiana. We have enjoyed immediate success at this location and are very grateful for the warm reception that we have received from the community.

The Company also decided to expand its operations into the Western Hills area of Cincinnati. Analysis showed that Winton has a very strong loan presence in this area, notwithstanding the absence of a full-service banking location. Our new facility, which should be operational by May 1, 2003, will house a full-service banking operation, as well as a loan production center that can be accessed during non-business hours. Coinciding with the opening, the Company will close its current loan processing office in Western Hills and merge it into the new facility.

The continuing enhancement of our loan operation, while reaping rewards, has come at a price in that we have woefully outgrown our work area. To remedy the situation, we have relocated our loan processing function to a 9,000 square foot facility. This will not only provide an adequate space in which to operate, but will also give us the room to grow this operation in the future.

As we look forward to the coming year, we are encouraged by the volume of lending that we are experiencing in the first quarter of fiscal 2003. Our cost of funds continues to decline modestly and we are very optimistic about the success of our new ventures. That being said, we remain ever mindful of a troubled economy and of the potential for the decline in asset quality. These issues will be closely monitored by your Management throughout the year.

Once again, we thank you for your continued support and loyalty and we renew our staff's pledge to provide the highest level of service and dedication to which you are accustomed.

William J. Parchman
Chairman of the Board

Robert L. Bollin
President

Board of Directors

OUR FOCUS TO CUSTOMER SERVICE IS EXEMPLIFIED BY THE DEDICATION OF ALL OUR EMPLOYEES AND REINFORCED BY THE STRENGTH OF OUR BOARD AND THE COMMITMENT OF OUR DIRECTORS

The expertise of Winton Financials' Board of Directors and management team provides the strength to continually expand shareholder value and return. Winton is fortunate to have several Board members who hold a significant investment in the Company, and whose commitment to ensuring the long-term strategic success of the Company is paramount.

It should be noted that Chairman William J. Parchman has served as a director of the Company for over 54 years. Other members of the Board are employed within the communities we serve as business owners and leaders. Winton draws on this leadership and actively receives input through weekly Executive and Loan Committee meetings with management.

In today's business climate, corporate governance and ethics are scrutinized at all levels. The shareholders of Winton Financial can be assured proper Board oversight exists to meet the demands of the newly enacted Sarbanes-Oxley Act of 2002. Your Board of Directors and Audit Committee members possess the qualifications and skills necessary to comply with requirements of this new law.

At Winton Financial Corporation, there is significant strength among your Board of Directors. Their tireless commitment and dedication results in contributing significant value to the Company.



Front row L to R: Timothy M. Mooney, Executive Vice President and Chief Financial Officer, Kendle International Inc.; William J. Parchman, Chairman of the Board, retired real estate executive; Robert L. Bollin, President of Winton Financial Corporation and The Winton Savings & Loan Co.

Back row L to R: Thomas H. Humes, President, Great Traditions Land & Development Co.; Robert E. Hoeweler, President, Hoeweler Group, Inc.; J. Clay Stinnett, President, J.R. Concepts, Inc.; Henry L. Schulhoff, President, Schulhoff and Company, Inc.

TABLE OF CONTENTS

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BUSINESS OF WINTON FINANCIAL

Winton Financial Corporation, an Ohio corporation ("Winton Financial" or the "Corporation"), is a unitary savings and loan holding company which owns all of the outstanding common shares of The Winton Savings and Loan Co., an Ohio savings and loan association ("Winton Savings" or the "Company").

The activities of Winton Financial have been limited primarily to holding the stock of Winton Savings. Organized in 1887 under the laws of the state of Ohio as a mutual savings and loan association, Winton Savings completed its conversion to stock form in fiscal 1988 and completed merger transactions with BenchMark Federal Savings Bank ("BenchMark") and Blue Chip Savings Bank ("Blue Chip") in June 1999 and January 1996, respectively. Each transaction was accounted for as a pooling of interests. Winton Savings conducts business from its principal office in the Monfort Heights area of Cincinnati, Ohio, and its five branch offices in Hamilton County, Ohio, and one loan production office in the Western Hills area of Cincinnati. During fiscal 2002, Winton Savings opened a loan production office in Lawrenceburg, Indiana. Also during fiscal 2002, Winton Savings established an Internet banking product and began to offer a full range of banking services through the Internet.

Winton Savings is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of residential or other real property. Such business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Winton Savings a competitive advantage.

Winton Savings also invests in U.S. government guaranteed mortgage-backed securities and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal and interest repayments, mortgage sales and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Winton Savings is a member.

Winton Financial is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). Winton Savings is subject to regulation, supervision and examination by the OTS, the Federal Deposit Insurance Corporation (the "FDIC") and the Ohio Division of Financial Institutions. Deposits in Winton Savings are insured up to applicable limits by the FDIC.

Winton Financial Corporation

MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

Winton Financial's common shares are listed on the American Stock Exchange, Inc. ("Amex"), under the symbol "WFI." As of December 6, 2002, Winton Financial had 4,469,554 common shares outstanding and held of record by approximately 394 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Presented below are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of fiscal 2002 and 2001. Such sales prices do not include retail financial markups, markdowns, or commissions. Information relating to sales prices has been obtained from Amex.

Fiscal Year Ending September 30,	High	Low	Cash Dividends
2002			
Quarter ending December 31, 2001	$ 9.40	$8.75	$.0925
Quarter ending March 31, 2002	10.50	8.95	.0925
Quarter ending June 30, 2002	10.75	9.80	.0925
Quarter ending September 30, 2002	10.50	9.20	.0925
2001			
Quarter ending December 31, 2000	$10.94	$8.50	$.0825
Quarter ending March 31, 2001	10.25	8.35	.0825
Quarter ending June 30, 2001	9.35	8.10	.0825
Quarter ending September 30, 2001	10.00	8.20	.0825

The earnings of Winton Financial consist primarily of dividends from Winton Savings. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a subsidiary of a savings and loan holding company must file an application with the OTS before it can declare and pay a dividend if (1) the proposed distributions would cause total distributions for that calendar year to exceed net income for that year to date plus the savings association's retained net income for the preceding two years; (2) the savings association will not be at least adequately capitalized following the capital distribution; (3) the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or, (4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

Winton Financial Corporation

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth certain information concerning Winton Financial's consolidated financial position and results of operations at the dates and for the periods indicated. This selected financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

Statement of Financial Condition Data: [1]	2002	2001	At September 30, 2000 (In thousands)	1999	1998
Total amount of:					
Assets	$505,701	$473,776	$465,214	$466,278	$408,938
Interest-bearing deposits in other financial institutions	10,702	3,732	672	434	4,879
Investment securities [2]	13,095	14,263	20,030	22,385	20,437
Mortgage-backed securities [2]	5,958	7,298	12,612	13,943	16,801
Loans receivable, net [3]	456,977	431,324	415,447	413,550	351,369
Deposits	332,995	316,960	309,889	312,072	306,343
FHLB advances and other borrowings	126,427	114,668	115,720	116,532	67,404
Shareholders' equity - net	40,016	36,690	34,006	32,140	30,387

Statement of Earnings Data: [1]	2002	For the year ended September 30, 2001	2000 (In thousands, except share data)	1999	1998
Total interest income	$33,945	$35,605	$35,942	$32,896	$30,793
Total interest expense	(19,433)	(23,536)	(23,470)	(20,313)	(19,112)
Net interest income	14,512	12,069	12,472	12,583	11,681
Provision for losses on loans	(1,260)	(300)	(125)	(160)	(86)
Net interest income after provision for losses on loans	13,252	11,769	12,347	12,423	11,595
Other income	3,479	2,316	1,393	2,234	2,233
General, administrative and other expense	(9,185)	(8,293)	(8,654)	(10,077)	(7,606)
Earnings before income taxes	7,546	5,792	5,086	4,580	6,222
Federal income taxes	(2,523)	(1,937)	(1,701)	(1,640)	(2,092)
Net earnings	**$ 5,023**	**$ 3,855**	**$ 3,385**	**$ 2,940**	**$ 4,130**
Earnings per share					
Basic	**$1.13**	**$0.87**	**$0.77**	**$0.67**	**$0.94**
Diluted	**$1.10**	**$0.85**	**$0.74**	**$0.64**	**$0.90**

---

(1) The financial data as of and for the fiscal year ended September 30, 1998, was previously restated to give effect to the combination with BenchMark. The merger was accounted for using the pooling-of-interests method of accounting.

(2) Includes securities designated as available for sale. See Note A-2 of the Consolidated Financial Statements for additional information regarding Statement of Financial Accounting Standards ("SFAS") No. 115.

(3) Includes loans held for sale.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)

Other Data: (1)	At or for the year ended September 30, 2002	2001	2000	1999	1998
Interest rate spread	2.71%	2.26%	2.35%	2.63%	2.65%
Net interest margin	3.03	2.63	2.70	2.95	3.02
Return on average equity (2)	13.05	10.87	10.19	9.32	14.42
Return on average assets (2)	1.03	.82	.72	.67	1.05
Shareholders' equity to assets	7.91	7.74	7.31	6.89	7.43
Average interest-earning assets to average interest-bearing liabilities	107.99	107.34	106.80	106.53	107.43
Net interest income to general, administrative and other expense (2)	158.00	145.53	144.12	124.87	153.58
General, administrative and other expense to average total assets (2)	1.88	1.77	1.83	2.30	1.87
Nonperforming assets to total assets	1.16	.68	.42	.16	.15
Allowance for loan losses to nonperforming loans	54.44	43.51	81.50	378.86	220.13
Dividend payout ratio	32.74	37.93	41.56	43.82	25.68
Number of:					
Loans outstanding	7,177	6,743	7,021	7,065	6,936
Deposit accounts	26,114	26,125	26,022	26,058	26,503
Full service offices	6	7	7	7	8

(1) The financial data as of and for the fiscal year ended September 30, 1998, was previously restated to give effect to the combination with BenchMark. The merger was accounted for using the pooling-of-interests method of accounting.

(2) Before consideration of merger-related charges during fiscal 1999, the ratios set forth below would have been as follows:

Return on average equity	13.00%
Return on average assets	.94
Net interest income to general, administrative and other expense	147.98
General, administrative and other expense to average total assets	1.94

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 2002, 2001 and 2000.

Forward-Looking Statements

In the following pages, management presents an analysis of the financial condition of Winton Financial as of September 30, 2002, and the results of operations for fiscal 2002 compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

Without limiting the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's analysis of the interest rate risk of Winton Savings as set forth under "Asset/Liability Management;"

2. Management's discussion of the liquidity of Winton Savings' assets and the regulatory capital of Winton Savings as set forth under "Liquidity and Capital Resources;"

3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 2001 to September 30, 2002," and "Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001;" and

4. Management's opinion as to the effects of recent accounting pronouncements as set forth under "Effects of Recent Accounting Pronouncements."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discussion of Changes in Financial Condition from September 30, 2001 to September 30, 2002

Winton Financial's consolidated assets totaled $505.7 million at September 30, 2002, an increase of $31.9 million, or 6.7%, over September 30, 2001 levels. The increase was funded primarily by a $16.0 million increase in deposits, an $11.8 million increase in borrowings and a $3.3 million increase in stockholders' equity.

Cash and interest-bearing deposits increased during fiscal 2002 by $6.4 million, or 113.3%, to $12.0 million at September 30, 2002. Investment securities totaled $13.1 million at September 30, 2002, a decrease of $1.2 million, or 8.2%, from 2001 levels. This decrease resulted from sales and maturities of investment securities totaling $5.2 million and $6.7 million, respectively, which were partially offset by purchases of $10.8 million.

Loans receivable, including loans held for sale, increased by $25.7 million, or 5.9%, during fiscal 2002 to a total of $457.0 million. The increase was due to $315.3 million in new loans originated, which was partially offset by loans sold of $123.7 million and principal repayments of $161.7 million. Loan origination volume increased by $78.2 million, or 33.0%, over fiscal 2001. Winton Savings experienced increased loan origination volume compared to the previous year primarily as a result of loan refinance activity attendant to the decrease in interest rates in the economy. The volume of loans sold during fiscal 2002 amounted to $123.7 million, an increase of $20.7 million, or 20.1%, over fiscal 2001. Winton Savings continued its strategy of selling lower yielding fixed-rate loans in the current low interest rate environment.

The growth in the loan portfolio consisted primarily of a $10.9 million increase in loans secured by nonresidential real estate and land, a $1.5 million increase in loans secured by multi-family real estate, a $24.8 million increase in loans held for sale and a $2.0 million increase in residential construction loans, which were partially offset by a $2.8 million decrease in loans secured by one- to four-family residential real estate, a $6.5 million decrease in nonresidential construction loans and a $3.0 million decline in consumer loans. Nonresidential real estate lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business and/or income-producing properties. The Company has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

At September 30, 2002, the allowance for loan losses of Winton Savings totaled $1.9 million, an increase of $656,000, or 54.9%, over the level maintained at September 30, 2001. At September 30, 2002, the allowance represented approximately .42% of the total loan portfolio and 54.4% of total non-performing loans. As of September 30, 2002, the ratio of total non-performing loans to total loans amounted to .76% compared to .62% at September 30, 2001. Nonperforming loans amounted to $3.4 million and $2.7 million at September 30, 2002 and 2001, respectively. At September 30, 2002, nonperforming loans were comprised primarily of a loan concentration secured by non-residential real estate totaling $1.8 million and $1.1 million in loans secured by one- to four-family residential real estate. It is the opinion of management that nonperforming loans are adequately collateralized and no unreserved losses are anticipated on nonperforming loans. Although management believes that its allowance for loan losses at September 30, 2002, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Deposits totaled $333.0 million at September 30, 2002, an increase of $16.0 million, or 5.1%, over 2001 levels. In the first quarter of fiscal 2002, the Company sold $8.1 million of deposits to another financial institution. Exclusive of this sale, deposits increased by $24.1 million during fiscal 2002, primarily due to consumers seeking safer savings investments as an alternative to the volatile capital markets and due to management's continuing efforts to grow the

Discussion of Changes in Financial Condition from September 30, 2001 to September 30, 2002 (continued)

portfolio through marketing and pricing strategies. The increase was comprised of an $8.0 million increase in passbook accounts and a $9.5 million increase in NOW and money market accounts. Certificates of deposit decreased by $1.4 million from September 30, 2001 levels. However, the mix of certificates changed as $5.8 million, or 34.1%, of brokered certificates matured and were replaced with retail certificates. Passbook balances increased as consumers chose to place funds in our "Prime Savers" product, an account that pays an ascending rate of interest based on tiered balances. NOW accounts increased primarily due to the larger balances maintained by title companies as a result of increased loan volume at year end.

Advances from the FHLB and other borrowings totaled $126.4 million at September 30, 2002, an increase of $11.8 million, or 10.3%, over the amount outstanding at September 30, 2001. Management used proceeds from advances to fund the sale of deposits and new loan originations.

Shareholders' equity totaled $40.0 million at September 30, 2002, an increase of $3.3 million, or 9.1%, over the September 30, 2001 total. The increase resulted primarily from net earnings of $5.0 million, coupled with $179,000 in proceeds from the exercise of stock options, which were partially offset by dividends on common shares totaling $1.6 million and a decrease in the unrealized gain on investment securities designated as available for sale of $223,000.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001

General

Net earnings for the fiscal year ended September 30, 2002, totaled $5.0 million, a $1.2 million, or 30.3%, increase over the $3.9 million in net earnings reported for fiscal 2001. The increase in earnings was comprised of a $2.4 million increase in net interest income and a $1.2 million increase in other income, which were partially offset by a $960,000 increase in the provision for losses on loans, an $892,000 increase in general, administrative and other expense and a $586,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $33.9 million for fiscal 2002, a decrease of $1.7 million, or 4.7%, from fiscal 2001. The decrease resulted primarily from a 67 basis point decrease in the weighted-average yield, to 7.09% in fiscal 2002, which was partially offset by a $19.8 million, or 4.3%, increase in average interest earning assets year to year. Interest income on loans and mortgage-backed securities totaled $32.9 million in fiscal 2002, a decrease of $1.2 million, or 3.4%, from fiscal 2001. This decrease resulted primarily from a decrease in yield from 7.91% in fiscal 2001 to 7.32% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $18.6 million, or 4.3%. Interest income on investment securities and interest-bearing deposits totaled $1.1 million, a $486,000, or 31.6%, decrease from fiscal 2001, due primarily to a decrease in yield from 5.47% in fiscal 2001 to 3.59% in fiscal 2002, partially offset by an increase in the average balance outstanding of $1.2 million, or 4.1%, year to year.

Interest expense on deposits totaled $12.3 million for fiscal 2002, a decrease of $4.1 million, or 24.8%, from fiscal 2001. The decrease resulted primarily from a decrease in the average cost of deposits from 5.23% in fiscal 2001 to 3.89% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $3.2 million, or 1.0%. Interest expense on borrowings totaled $7.1 million for fiscal 2002, a decrease of $26,000, or 0.4%, from fiscal 2001, due primarily to a decrease of 65 basis points in the average cost of borrowings to 5.62% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $12.5 million, or 11.0%, year to year.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Net Interest Income (continued)

The decrease in the yields on interest-earning assets and the costs of interest-bearing liabilities were due primarily to the decline in interest rates.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.4 million, or 20.2%, to $14.5 million for fiscal 2002, compared to $12.1 million for fiscal 2001. The interest rate spread increased by 45 basis points, from 2.26% for fiscal 2001 to 2.71% for fiscal 2002. The net interest margin amounted to 3.03% for fiscal 2002, compared to 2.63% for fiscal 2001.

Provision for Losses on Loans

Winton Savings charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio and market area. As a result of such analysis, management recorded a $1.3 million provision for losses on loans during the fiscal year ended September 30, 2002, compared to a provision of $300,000 recorded in the fiscal 2001 period. Management deemed it prudent to increase the provision due to the increase in nonperforming loans year to year, net charge-offs of loans totaling $604,000 recorded during fiscal 2002, growth in the portfolio of loans secured by nonresidential real estate and the potential impact on the loan portfolio of a general weakening of the economic environment. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

The following tables set forth information regarding delinquent loans, nonperforming assets and the allowance for loan losses.

	September 30, 2002	September 30, 2001
	(Dollars in thousands)	
Loans delinquent		
30 to 89 days	$4,730	$11,059
90 or more days	3,398	2,744
Total delinquent loans	**$8,128**	**$13,803**
Loans accounted for on nonaccrual basis	$ 885	$ 2,428
Loans greater than 90 days delinquent and still accruing	2,513	316
Total nonperforming loans	3,398	2,744
Real estate acquired through foreclosure	2,462	486
Total nonperforming assets	**$5,860**	**$ 3,230**
Allowance for loan losses	**$1,850**	**$ 1,194**
Allowance for loan losses to total loans	0.42%	0.27%
Allowance for loan losses to nonperforming loans	54.44%	43.51%
Allowance for loan losses to nonperforming assets	31.57%	36.97%
Nonperforming loans to total loans	0.76%	0.62%

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Provision for Losses on Loans (continued)

While management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in the Company's loan portfolio at this time, no assurance can be given that the level of the allowance will be sufficient to cover future loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Other Income

Other income totaled $3.5 million for the fiscal year ended September 30, 2002, an increase of $1.2 million, or 50.2%, compared to fiscal 2001, primarily due to an $899,000, or 63.7%, increase in mortgage banking income, coupled with a $250,000 gain on sale of deposits and a $25,000 increase in gain on sale of investment securities. The increase in mortgage banking income can be attributed primarily to an increase in sales volume year to year.

General, Administrative and Other Expense

General, administrative and other expense totaled $9.2 million for the fiscal year ended September 30, 2002, an increase of $892,000, or 10.8%, compared to fiscal 2001. The increase was attributable to a $655,000, or 14.4%, increase in employee compensation and benefits, a $184,000, or 11.8%, increase in other operating expense and an $86,000, or 43.0%, increase in advertising expense. These increases were partially offset by a decrease in occupancy and equipment of $53,000, or 4.7%. The increase in employee compensation and benefits was due primarily to normal merit increases and an increase in costs related to the incentive bonus plans. Other operating expenses increased due to an increase in legal fees and other costs incurred in connection with delinquent loans and real estate acquired through foreclosure, an increase in costs related to Internet banking services and internal audit outsourcing, as well as pro-rata increases in operating costs due to the Corporation's overall growth in business activity year to year.

Federal Income Taxes

The provision for federal income taxes totaled $2.5 million for fiscal 2002, an increase of $586,000, or 30.3%, compared to fiscal 2001. This increase resulted primarily from the increase in net earnings before taxes of $1.8 million, or 30.3%. Winton Financial's effective tax rates were 33.4% for each of the fiscal years ended September 30, 2002 and 2001.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000

General

Net earnings for the fiscal year ended September 30, 2001, totaled $3.9 million, a $470,000, or 13.9%, increase over the $3.4 million in net earnings reported for fiscal 2000. The increase in earnings was comprised of a $923,000 increase in other income and a $361,000 decrease in general, administrative and other expense, which were partially offset by a $403,000 decrease in net interest income, a $175,000 increase in the provision for losses on loans and a $236,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $35.6 million for fiscal 2001, a decrease of $337,000, or .9%, from fiscal 2000. The decrease resulted primarily from a $3.0 million, or .7%, decrease in average interest-earning assets year to year and a 2 basis point decrease in the weighted-average yield, to 7.76% in fiscal 2001. Interest income on loans and mortgage-backed securities totaled $34.1 million in fiscal 2001, a decrease of $237,000, or .7%, from fiscal 2000. This decrease resulted primarily from a $2.4 million, or .6%, decrease in the average balance outstanding and a decrease in yield from 7.92% in 2000 to 7.91% in fiscal 2001. Interest income on investment securities and interest-bearing deposits totaled $1.5 million, a $100,000, or 6.1%, decrease from fiscal 2000, due primarily to a $646,000 decrease in the average balance outstanding and a decrease in yield from 5.70% in 2000 to 5.47% in fiscal 2001.

Interest expense on deposits totaled $16.4 million for fiscal 2001, an increase of $564,000, or 3.6%, over fiscal 2000. The increase resulted primarily from an increase in the average cost of deposits from 5.08% in fiscal 2000 to 5.23% in fiscal 2001 and an increase in the average balance outstanding of $1.7 million, or .5%. Interest expense on borrowings totaled $7.1 million for fiscal 2001, a decrease of $498,000, or 6.5%, from fiscal 2000, due primarily to a $6.7 million, or 5.6%, decrease in the average balance outstanding and a decrease of 6 basis points in the average cost of borrowings, to 6.27% in fiscal 2001.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $403,000, or 3.2%, to $12.1 million for fiscal 2001, compared to $12.5 million for fiscal 2000. The interest rate spread declined by 9 basis points, from 2.35% for fiscal 2000 to 2.26% for fiscal 2001. The net interest margin amounted to 2.63% for fiscal 2001, compared to 2.70% for fiscal 2000.

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio, management recorded a $300,000 provision for losses on loans during the fiscal year ended September 30, 2001, compared to a provision of $125,000 recorded in the 2000 period. Management deemed it prudent to increase the provision due to the increase in nonperforming loans year to year, net charge-offs of loans totaling $106,000 incurred during fiscal 2001, growth in the portfolio of loans secured by nonresidential real estate and the potential impact on the loan portfolio of a general weakening of the economic environment.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

Provision for Losses on Loans (continued)

The following tables set forth information regarding delinquent loans, nonperforming assets and the allowance for loan losses.

	September 30, 2001	September 30, 2000
	(Dollars in thousands)	
Loans delinquent		
30 to 89 days	$11,059	$5,018
90 or more days	2,744	1,227
Total delinquent loans	**$13,803**	**$6,245**
Loans accounted for on nonaccrual basis	$ 2,428	$1,227
Loans greater than 90 days delinquent and still accruing	316	-
Total nonperforming loans	2,744	1,227
Real estate acquired through foreclosure	486	716
Total nonperforming assets	**$ 3,230**	**$1,943**
Allowance for loan losses	**$ 1,194**	**$1,000**
Allowance for loan losses to total loans	0.27%	0.23%
Allowance for loan losses to nonperforming loans	43.51%	81.50%
Allowance for loan losses to nonperforming assets	36.97%	51.47%
Nonperforming loans to total loans	0.62%	0.28%

Other Income

Other income totaled $2.3 million for the fiscal year ended September 30, 2001, an increase of $923,000, or 66.3%, compared to fiscal 2000, primarily due to a $661,000, or 88.0%, increase in mortgage banking income, coupled with a $231,000 increase in gain on sale of investment securities and a $29,000 increase in other operating income. The increase in mortgage banking income can be attributed primarily to an increase in sales volume year to year.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $8.3 million for the fiscal year ended September 30, 2001, a decrease of $361,000, or 4.2%, compared to fiscal 2000. The decrease consisted of declines in advertising expense of $125,000, or 38.5%, other operating expense of $160,000, or 9.3%, employee compensation and benefits of $68,000, or 1.5%, and occupancy and equipment expense of $60,000, or 5.0%. These decreases were partially offset by an increase in franchise tax expense of $45,000, or 13.6%. During the first quarter of fiscal 2001, management implemented cost reduction programs which resulted in the overall decline in expenses. In addition, the Company's controlled growth resulted in a decreased risk classification and corresponding decline in federal deposit insurance premiums period to period.

Federal Income Taxes

The provision for federal income taxes was $1.9 million for fiscal 2001, an increase of $236,000, or 13.9%, compared to fiscal 2000. This increase resulted primarily from the increase in net earnings before taxes of $706,000, or 13.9%. Winton Financial's effective tax rates were 33.4% for each of the fiscal years ended September 30, 2001 and 2000.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to Winton Financial's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses. Management does not believe that the use of month-end balances instead of daily balances has caused any material differences in the information presented.

	Year ended September 30,								
	2002			2001			2000		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable [1]	$443,225	$32,616	7.36%	$420,488	$33,416	7.95%	$420,024	$33,521	7.98%
Mortgage-backed securities	6,252	279	4.46	10,384	653	6.29	13,241	785	5.93
Investment securities	14,418	616	4.27	17,913	960	5.36	21,808	1,182	5.42
Interest-bearing deposits and other	14,808	434	2.93	10,157	576	5.67	6,908	454	6.57
Total interest-earning assets	478,703	33,945	7.09	458,942	35,605	7.76	461,981	35,942	7.78
Non-interest-earning assets	9,052			9,600			10,721		
Total assets	$487,755			$468,542			$472,702		
Interest-bearing liabilities:									
Deposits	$317,227	12,344	3.89	$314,020	16,421	5.23	$312,338	15,857	5.08
FHLB advances and other borrowings	126,053	7,089	5.62	113,546	7,115	6.27	120,239	7,613	6.33
Total interest-bearing liabilities	443,280	19,433	4.38	427,566	23,536	5.50	432,577	23,470	5.43
Non-interest-bearing liabilities	5,983			5,524			6,912		
Total liabilities	449,263			433,090			439,489		
Shareholders' equity	38,492			35,452			33,213		
Total liabilities and shareholders' equity	$487,755			$468,542			$472,702		
Net interest income/Interest rate spread		$14,512	2.71%		$12,069	2.26%		$12,472	2.35%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.03%			2.63%			2.70%
Average interest-earning assets to interest-bearing liabilities			107.99%			107.34%			106.80%

(1) Includes loans held for sale and nonaccrual loans.

Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Winton Financial's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended September 30,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable [1]	$1,750	$(2,550)	$ (800)	$ 37	$(142)	$(105)
Mortgage-backed securities	(216)	(158)	(374)	(178)	46	(132)
Investment securities	(168)	(176)	(344)	(209)	(13)	(222)
Other interest-earning assets [2]	202	(344)	(142)	191	(69)	122
Total interest income	1,568	(3,228)	(1,660)	(159)	(178)	(337)
Interest expense attributable to:						
Deposits	166	(4,243)	(4,077)	85	479	564
Borrowings	742	(768)	(26)	(420)	(78)	(498)
Total interest expense	908	(5,011)	(4,103)	(335)	401	66
Increase (decrease) in net interest income	$ 660	$ 1,783	$2,443	$176	$(579)	$(403)

(1) Includes loans held for sale.

(2) Includes interest-bearing deposits.

Asset/Liability Management

Winton Financial's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between interest-earning assets and interest-bearing liabilities, Winton Financial's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which Winton Financial has taken in asset/liability management may reduce the overall vulnerability of Winton Financial's interest rate risk. Winton Financial's principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Financial has formulated an asset and liability management policy, the principal elements of which are (1) to emphasize the origination of adjustable-rate mortgage loans, (2) to maintain an investment portfolio with a relatively short term to maturity, (3) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market, and (4) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit. In order to better compete for deposits, however, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, subject to repricing within a three-year time frame, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment. At September 30, 2002, approximately $172.3 million, or 34.8%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

The management and Board of Directors of Winton Savings attempt to manage Winton Savings' exposure to interest rate risk (the sensitivity of an institution's earnings and net asset values to changes in interest rates) in a manner to maintain the market value of portfolio equity within the limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates. As a part of its effort to monitor its interest rate risk, Winton Savings utilizes the "net portfolio value" ("NPV") methodology to assess its exposure to interest rate risk. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (100 basis points equals 1%) change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered.

The following tables express an analysis of interest rate risk as measured by the change in the NPV ratio for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.

Change in interest rate (Basis Points)	Board limit NPV Ratio not less than	September 30, 2002 NPV Ratio	September 30, 2001 NPV Ratio
+300	4.00%	7.40%	4.82%
+200	6.00	8.42	6.37
+100	6.50	9.27	7.84
-	7.00	9.71	9.11
-100	7.50	9.77	9.89
-200	8.00	N/A	10.45
-300	8.50	N/A	12.15

Asset and Liability Management (continued)

As illustrated in the table, the Company's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, the amount of interest Winton Savings would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Winton Savings would pay on its deposits would increase rapidly because Winton Savings' deposits generally have shorter periods to repricing.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities, and early withdrawal levels from certificates of deposit, would likely deviate significantly from those assumed in making the risk calculations.

In the event that interest rates rise, Winton Savings' net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Winton Savings' earnings due to diminished loan demand.

Liquidity and Capital Resources

Winton Savings, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses. Control of the Company's cash flow requires the anticipation of deposit flows and loan payments. The Company's primary sources of funds are deposits, borrowings, principal and interest repayments on loans and proceeds from the sale of mortgage loans.

At September 30, 2002, Winton Savings had $159.6 million of certificates of deposit maturing within one year. It has been the Company's historic experience that such certificates of deposit will be renewed at the Company's market rates of interest. It is management's belief that maturing certificates of deposit over the next year will similarly be renewed at market rates of interest without a material adverse effect on results of operations.

In the event that certificates of deposit cannot be renewed at prevailing market rates, the Company can obtain additional advances from the FHLB of Cincinnati. At September 30, 2002, the Company had $124.4 million of outstanding FHLB advances. The Company has also utilized brokered deposits as a supplement to its local deposits when such funds are attractively priced in relation to the local market. As of September 30, 2002, the Company had $11.2 million in brokered deposits.

Liquidity and Capital Resources (continued)

The Company's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

	For the year ended September 30, 2002	2001	2000
		(In thousands)	
Net earnings	$ 5,023	$3,855	$3,385
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities	(23,306)	(2,823)	1,317
Net cash provided by (used in) operating activities	(18,283)	1,032	4,702
Net cash used in investing activities	(2,352)	(2,433)	(534)
Net cash provided by (used in) financing activities	26,991	4,987	(4,226)
Net increase (decrease) in cash and cash equivalents	6,356	3,586	(58)
Cash and cash equivalents at beginning of year	5,609	2,023	2,081
Cash and cash equivalents at end of year	**$11,965**	**$5,609**	**$2,023**

Winton Financial believes that the Company's liquidity posture at September 30, 2002, is adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 2002, Winton Savings' tangible capital of $41.1 million, or 8.1% of adjusted total assets, exceeded the 1.5% requirement by $33.5 million; its core capital of $41.1 million, or 8.1% of adjusted total assets, exceeded the minimum 4.0% requirement by $20.9 million; and its risk-based capital of $42.9 million, or 12.0% of risk-weighted assets, exceeded the 8% requirement by $14.2 million.

Effects of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 142 effective October 1, 2002, as required, without material effect on the Corporation's financial position or results of operations.

Effects of Recent Accounting Pronouncements (continued)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Corporation's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

Management adopted SFAS No. 147 on October 1, 2002 without material effect on the Corporation's financial condition or results of operations.

The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances or interest rates could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winton Financial Corporation as of September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
November 5, 2002

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS	September 30, 2002	September 30, 2001
	(In thousands)	
Cash and due from banks	$ 1,263	$ 1,877
Interest-bearing deposits in other financial institutions	10,702	3,732
Cash and cash equivalents	11,965	5,609
Investment securities available for sale - at market	13,095	14,263
Mortgage-backed securities available for sale - at market	197	262
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $5,685 and $6,936 at September 30, 2002 and 2001, respectively	5,761	7,036
Loans receivable - net	428,367	427,485
Loans held for sale - at lower of cost or market	28,610	3,839
Office premises and equipment - at depreciated cost	3,571	3,247
Real estate acquired through foreclosure	2,462	486
Federal Home Loan Bank stock - at cost	7,828	7,458
Accrued interest receivable	2,867	3,205
Prepaid expenses and other assets	523	667
Intangible assets - net of amortization	158	219
Prepaid federal income taxes	297	-
Total assets	**$505,701**	**$473,776**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$332,995	$316,960
Advances from the Federal Home Loan Bank	124,427	112,668
Other borrowed money	2,000	2,000
Accounts payable on mortgage loans serviced for others	675	682
Advance payments by borrowers for taxes and insurance	1,830	1,409
Other liabilities	2,091	1,570
Accrued federal income taxes	-	25
Deferred federal income taxes	1,667	1,772
Total liabilities	465,685	437,086
Commitments	-	-
Shareholders' equity		
Preferred stock - 2,000,000 shares without par value authorized; no shares issued	-	-
Common stock - 18,000,000 shares without par value authorized; 4,465,054 and 4,438,014 shares issued at September 30, 2002 and 2001, respectively	-	-
Additional paid-in capital	10,321	10,142
Retained earnings	29,360	25,985
Treasury stock, 500 shares at September 30, 2002 - at cost	(5)	-
Accumulated comprehensive income, unrealized gains on securities designated as available for sale, net of related tax effects	340	563
Total shareholders' equity	40,016	36,690
Total liabilities and shareholders' equity	**$505,701**	**$473,776**

The accompanying notes are an integral part of these statements.

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

	2002	2001	2000
	Year ended September 30, (In thousands, except share data)		
Interest income			
Loans	$32,616	$33,416	$33,521
Mortgage-backed securities	279	653	785
Investment securities	616	960	1,182
Interest-bearing deposits and other	434	576	454
Total interest income	33,945	35,605	35,942
Interest expense			
Deposits	12,344	16,421	15,857
Borrowings	7,089	7,115	7,613
Total interest expense	19,433	23,536	23,470
Net interest income	14,512	12,069	12,472
Provision for losses on loans	1,260	300	125
Net interest income after provision for losses on loans	13,252	11,769	12,347
Other income			
Mortgage banking income	2,311	1,412	751
Gain on sale of investment securities designated as available for sale	264	239	8
Gain on sale of deposits	250	-	-
Loss on sale of real estate acquired through foreclosure	(11)	-	(2)
Other operating	665	665	636
Total other income	3,479	2,316	1,393
General, administrative and other expense			
Employee compensation and benefits	5,211	4,556	4,624
Occupancy and equipment	1,082	1,135	1,195
Franchise taxes	383	375	330
Amortization of intangible assets	61	61	61
Advertising	286	200	325
Data processing	423	411	404
Other operating	1,739	1,555	1,715
Total general, administrative and other expense	9,185	8,293	8,654
Earnings before income taxes	7,546	5,792	5,086
Federal income taxes			
Current	2,472	1,941	1,590
Deferred	51	(4)	111
Total federal income taxes	2,523	1,937	1,701
NET EARNINGS	**$ 5,023**	**$ 3,855**	**$ 3,385**
EARNINGS PER SHARE			
Basic	**$1.13**	**$.87**	**$.77**
Diluted	**$1.10**	**$.85**	**$.74**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended September 30,		
	2002	2001	2000
		(In thousands)	
Net earnings	$5,023	$3,855	$3,385
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(25), $144 and $(81) in 2002, 2001 and 2000, respectively	(49)	280	(158)
Reclassification adjustment for realized gains included in earnings, net of tax of $90, $81 and $3 in 2002, 2001 and 2000, respectively	(174)	(158)	(5)
Comprehensive income	$4,800	$3,977	$3,222
Accumulated comprehensive income	$ 340	$ 563	$ 441

The accompanying notes are an integral part of these statements.

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unrealized gains on securities available for sale	Total
			(In thousands, except share data)			
Balance at October 1, 1999	$-	$ 9,917	$21,619	$-	$604	$32,140
Proceeds from exercise of stock options	-	55	-	-	-	55
Net earnings for the year ended September 30, 2000	-	-	3,385	-	-	3,385
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(163)	(163)
Cash dividends of $.32 per share	-	-	(1,411)	-	-	(1,411)
Balance at September 30, 2000	-	9,972	23,593	-	441	34,006
Proceeds from exercise of stock options	-	170	-	-	-	170
Net earnings for the year ended September 30, 2001	-	-	3,855	-	-	3,855
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	122	122
Cash dividends of $.33 per share	-	-	(1,463)	-	-	(1,463)
Balance at September 30, 2001	-	10,142	25,985	-	563	36,690
Proceeds from exercise of stock options	-	179	-	-	-	179
Purchase of treasury shares	-	-	-	(5)	-	(5)
Net earnings for the year ended September 30, 2002	-	-	5,023	-	-	5,023
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(223)	(223)
Cash dividends of $.37 per share	-	-	(1,648)	-	-	(1,648)
Balance at September 30, 2002	$-	$10,321	$29,360	$ (5)	$340	$40,016

The accompanying notes are an integral part of these statements.

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2002	2001	2000
		(In thousands)	
Cash flows from operating activities:			
Net earnings for the year	$ 5,023	$ 3,855	$ 3,385
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of premiums on investments and mortgage-backed securities	87	83	54
Amortization of deferred loan origination fees	(188)	(82)	(50)
Depreciation and amortization	433	457	530
Amortization of intangible assets	61	61	61
Gain on sale of deposits	(250)	-	-
Gain on sale of investment securities designated as available for sale	(264)	(239)	(8)
Loss on sale of real estate acquired through foreclosure	11	-	2
Provision for losses on loans	1,260	300	125
Gain on sale of mortgage loans	(1,936)	(1,159)	(398)
Loans disbursed for sale in the secondary market	(148,445)	(105,264)	(49,797)
Proceeds from sale of loans in the secondary market	125,610	104,127	51,144
Federal Home Loan Bank stock dividends	(370)	(517)	(473)
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	338	40	(18)
Prepaid expenses and other assets	144	(165)	(69)
Accounts payable on mortgage loans serviced for others	(7)	(104)	(52)
Other liabilities	521	(108)	(312)
Federal income taxes			
Current	(362)	(249)	467
Deferred	51	(4)	111
Net cash provided by (used in) operating activities	(18,283)	1,032	4,702
Cash flows provided by (used in) investing activities:			
Proceeds from maturity of investment securities	6,675	9,650	3,100
Proceeds from sale of investment securities designated as available for sale	5,179	11,088	1,500
Purchase of investment securities designated as held to maturity	-	-	(1,255)
Purchase of investment securities designated as available for sale	(10,815)	(14,590)	(1,250)
Proceeds from sale of mortgage-backed securities designated as available for sale	1,927	-	-
Principal repayments on mortgage-backed securities	2,310	5,274	1,301
Purchase of mortgage-backed securities designated as available for sale	(1,917)	-	-
Purchase of mortgage-backed securities designated as held to maturity	(1,013)	-	-
Loan principal repayments	161,748	118,004	96,794
Loan disbursements	(166,841)	(131,829)	(101,042)
Proceeds from sale of loan participations	1,100	-	903
Purchase and renovation of office premises and equipment	(739)	(268)	(222)
Proceeds from sale of real estate acquired through foreclosure	34	241	180
Additions to real estate acquired through foreclosure	-	(3)	-
Purchase of Federal Home Loan Bank stock	-	-	(543)
Net cash used in investing activities	(2,352)	(2,433)	(534)
Net cash provided by (used in) operating and investing activities (subtotal carried forward)	(20,635)	(1,401)	4,168

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2002	2001 (In thousands)	2000
Net cash provided by (used in) operating and investing activities (balance brought forward)	$(20,635)	$ (1,401)	$ 4,168
Cash flows provided by (used in) financing activities:			
Net increase (decrease) in deposit accounts, including purchased deposits	24,091	7,071	(2,183)
Sale of deposit accounts	(7,806)	-	-
Proceeds from Federal Home Loan Bank advances and other borrowings	95,500	67,000	64,350
Repayment of Federal Home Loan Bank advances	(83,741)	(68,052)	(65,162)
Advances by borrowers for taxes and insurance	421	261	125
Proceeds from exercise of stock options	179	170	55
Dividends paid on common stock	(1,648)	(1,463)	(1,411)
Purchase of treasury shares	(5)	-	-
Net cash provided by (used in) financing activities	26,991	4,987	(4,226)
Net increase (decrease) in cash and cash equivalents	6,356	3,586	(58)
Cash and cash equivalents at beginning of year	5,609	2,023	2,081
Cash and cash equivalents at end of year	$11,965	$ 5,609	$ 2,023
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$ 2,792	$ 1,870	$ 1,117
Interest on deposits and borrowings	$19,566	$23,602	$23,407
Supplemental disclosure of noncash investing activities:			
Transfers from loans to real estate acquired through foreclosure	$ 2,039	$ 26	$ 424
Issuance of mortgage loans upon sale of real estate acquired through foreclosure	$ 50	$ 171	$ 152
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ (223)	$ 122	$ (163)
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$ 364	$ 84	$ 64
Transfer of investment securities held to maturity to an available for sale classification upon adoption of SFAS No. 133	$ -	$14,002	$ -

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Winton Financial Corporation ("Winton Financial" or the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of The Winton Savings and Loan Co. ("Winton Savings" or the "Company"). The Company conducts a general banking business in southwestern Ohio, which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and the Company. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

2. Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively. Investment and mortgage-backed securities are classified as held-to-maturity or available for sale upon acquisition.

Realized gains and losses on the sale of investment and mortgage-backed securities are recognized using the specific identification method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and premiums and discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of principal is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 2002 and 2001, loans held for sale were carried at cost.

Winton Savings accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Winton Savings recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Company recorded amortization related to mortgage servicing rights totaling approximately $299,000, $164,000 and $81,000 for the years ended September 30, 2002, 2001 and 2000, respectively. At September 30, 2002, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $923,000 and $724,000, respectively. At September 30, 2001, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $892,000 and $659,000, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Loan Origination and Commitment Fees

The Company accounts for loan origination fees in accordance with the provisions of SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Company's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and problem loans, loan concentrations to single borrowers, changes in the composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans, including development projects, and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At September 30, 2001, the Company had $1.8 million in loans defined as impaired under SFAS No. 114. There was no specific allowance for loan losses maintained for such loans at September 30, 2001. During fiscal 2002, the previously mentioned impaired loan was paid off whereby the Company received all interest and principal outstanding. At September 30, 2002, there were no loans defined as impaired under SFAS No. 114.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to fifteen years for building improvements and three to fifteen years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

7. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Federal Income Taxes

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, mortgage servicing rights, the general loan loss allowance and the percentage of earnings bad debt deduction. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

9. Amortization of Intangible Assets

Intangible assets arising from the acquisition of deposits from another financial institution are being amortized on the straight-line method over a ten year period.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Employee Benefit Plans

The Corporation had an Employee Stock Ownership Plan ("ESOP") which provided retirement benefits for substantially all employees who had completed one year of service. Contributions of $137,000, $90,000 and $85,000 were made to the ESOP for the years ended September 30, 2002, 2001 and 2000, respectively. Effective February 28, 2002, the ESOP was merged into the Winton Savings and Loan 401(k) Profit Sharing Plan.

The Company has a contributory 401(k) profit sharing plan covering all employees who have attained the age of 21 and have completed six months of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan by the Company totaled $126,000, $42,000 and $40,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

11. Earnings Per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Company's stock option plan. The computations are as follows:

	For the years ended September 30, 2002	2001	2000
Weighted-average common shares outstanding (basic)	4,451,737	4,429,603	4,408,655
Dilutive effect of assumed exercise of stock options	116,216	103,241	159,051
Weighted-average common shares outstanding (diluted)	**4,567,953**	**4,532,844**	**4,567,706**

Options to purchase 185,500, 303,500 and 193,000 shares of common stock with a respective weighted-average exercise price of $12.53, $11.17 and $12.55 were outstanding at September 30, 2002, 2001 and 2000, respectively, but were excluded from the computation of common share equivalents for those respective years because the exercise prices were greater than the average market price of common shares.

12. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

13. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. When quoted market prices are not available for financial instruments, fair values are based on estimates using present value and other valuation methods.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

13. Fair Value of Financial Instruments (continued)

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2002 and 2001:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investments and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook and club accounts, advance payments and amounts due on loans serviced for others are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank and other borrowed money: The fair value of these borrowings is estimated using the interest rates currently offered for borrowings of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 2002 and 2001, was not material.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

13. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 11,965	$ 11,965	$ 5,609	$ 5,609
Investment securities designated as available for sale	13,095	13,095	14,263	14,263
Mortgage-backed securities designated as available for sale	197	197	262	262
Mortgage-backed securities - at cost	5,761	5,685	7,036	6,936
Loans receivable - net	456,977	471,305	431,324	443,597
Federal Home Loan Bank stock	7,828	7,828	7,458	7,458
	$495,823	$510,075	$465,952	$478,125
Financial liabilities				
Deposits	$332,995	$338,772	$316,960	$323,688
Advances from Federal Home Loan Bank and other borrowed money	126,427	136,363	114,668	121,337
Advance payments and amounts due on loans serviced for others	2,505	2,505	2,091	2,091
	$461,927	$477,640	$433,719	$447,116

14. Advertising

Advertising costs are expensed when incurred.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

Amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30 are summarized as follows:

	2002		2001	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government and agency obligations	$12,375	$12,537	$13,187	$13,578
Corporate equity securities	209	558	228	685
Total investment securities	**$12,584**	**$13,095**	**$13,415**	**$14,263**

At September 30, 2002 and 2001, the fair value appreciation of the Corporation's investment securities in excess of cost totaled $511,000 and $848,000, respectively, consisting solely of gross unrealized gains.

The amortized cost and estimated fair value of U.S. Government and agency obligations at September 30, 2002, by term to maturity are shown below.

	Amortized cost	Estimated fair value
	(In thousands)	
Due in one year or less	$ 5,315	$ 5,348
Due in one to three years	6,060	6,180
Due in three to five years	1,000	1,009
	$12,375	**$12,537**

At September 30, 2002, investment securities with a carrying value of $1.5 million were pledged to secure public deposits.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2002 and 2001, are shown below.

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
Federal Home Loan Mortgage Corporation				
Participation certificates	$2,240	$-	$ (48)	$2,192
Government National Mortgage Association				
Participation certificates	240	7	(1)	246
Federal National Mortgage Association				
Participation certificates	2,953	2	(35)	2,920
Collateralized mortgage obligations	140	-	(1)	139
Residential Funding Corporation				
Collateralized mortgage obligations	188	-	-	188
Total mortgage-backed securities held to maturity	5,761	9	(85)	5,685
Available for sale:				
Government National Mortgage Association				
Participation certificates	193	4	-	197
Total mortgage-backed securities	$5,954	$ 13	$ (85)	$5,882

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

	2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
Federal Home Loan Mortgage Corporation				
Participation certificates	$2,952	$ 2	$ (55)	$2,899
Government National Mortgage Association				
Participation certificates	387	9	-	396
Federal National Mortgage Association				
Participation certificates	2,734	1	(49)	2,686
Collateralized mortgage obligations	775	-	(8)	767
Residential Funding Corporation				
Collateralized mortgage obligations	188	-	-	188
Total mortgage-backed securities held to maturity	7,036	12	(112)	6,936
Available for sale:				
Government National Mortgage Association				
Participation certificates	257	5	-	262
Total mortgage-backed securities	$7,293	$ 17	$(112)	$7,198

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost of mortgage-backed securities, including those designated as available for sale by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	September 30, 2002	September 30, 2001
	(In thousands)	
Due within three years	$ 45	$ 343
Due after three years through five years	5	7
Due after five years through ten years	74	110
Due after ten years through twenty years	3,244	2,856
Due after twenty years	2,586	3,977
	$5,954	$7,293

Mortgage-backed securities with an approximate carrying value of $355,000 were pledged to secure public deposits at September 30, 2002.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at September 30 is as follows:

	2002	2001
	(In thousands)	
Residential real estate		
One- to four-family	$219,996	$222,845
Multi-family	80,523	79,003
Construction	25,365	23,342
Nonresidential real estate and land	100,798	89,892
Nonresidential construction	6,581	13,089
Consumer and other	12,179	15,186
	445,442	443,357
Less:		
Undisbursed portion of loans in process	14,616	13,930
Deferred loan origination fees	609	748
Allowance for loan losses	1,850	1,194
	$428,367	$427,485

NOTE C - LOANS RECEIVABLE (continued)

The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $311.3 million, or 73%, of the total loan portfolio at both September 30, 2002 and 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $122.7 million and $121.9 million at September 30, 2002 and 2001, respectively. At September 30, 2002, loans sold with recourse totaled $3.4 million.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

	2002	2001	2000
		(In thousands)	
Beginning balance	$1,194	$1,000	$ 932
Provision for losses on loans	1,260	300	125
Charge-off of loans	(670)	(124)	(124)
Recoveries of loan losses	66	18	67
Ending balance	**$1,850**	**$1,194**	**$1,000**

At September 30, 2002, the Company's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

Nonperforming loans at September 30, 2002, 2001 and 2000, totaled $3.4 million, $2.7 million and $1.2 million, respectively. Interest income that would have been recognized had nonperforming loans performed pursuant to contractual terms totaled approximately $49,000, $196,000 and $39,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment is comprised of the following at September 30:

	2002	2001
	(In thousands)	
Land	$ 597	$ 597
Office buildings and improvements	3,107	3,099
Furniture, fixtures and equipment	4,094	3,940
Construction in process	466	-
	8,264	7,636
Less accumulated depreciation and amortization	4,693	4,389
	$3,571	$3,247

During fiscal 2002, the Company began construction and remodeling projects for two office locations which are scheduled to be completed in fiscal 2003. The Company's total capital expenditure commitment is not expected to exceed $1.7 million.

The Company leases certain of its office locations, as well as automobiles, under operating lease agreements. At September 30, 2002, the Company's outstanding future lease obligations were as follows:

Year ended September 30,	(In thousands)
2003	$241
2004	195
2005	130
2006	101
2007 and thereafter	124
	$791

The Company had recognized operating lease expense totaling $177,000, $200,000 and $152,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at September 30:

Deposit type and weighted-average interest rate	2002	2001
	(In thousands)	
NOW accounts and money market deposits		
2002 - 0.66%	$ 34,299	
2001 - 1.16%		$ 24,845
Passbook and Club accounts		
2002 - 1.63%	67,391	
2001 - 2.91%		59,376
Total demand, transaction and passbook deposits	101,690	84,221
Certificates of deposit		
Original maturities of:		
Less than 12 months		
2002 - 2.77%	29,927	
2001 - 4.62%		36,948
12 months to 36 months		
2002 - 4.08%	137,574	
2001 - 5.97%		137,215
More than 36 months		
2002 - 5.81%	27,279	
2001 - 6.36%		21,932
Individual Retirement and Keogh		
2002 - 4.41%	36,525	
2001 - 5.70%		36,644
Total certificates of deposit	231,305	232,739
Total deposit accounts	**$332,995**	**$316,960**

The Company had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling $65.1 million and $66.8 million at September 30, 2002 and 2001, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:

	2002	2001	2000
		(In thousands)	
Passbook and money market deposit accounts	$ 1,332	$ 1,819	$ 2,027
NOW accounts	193	240	211
Certificates of deposit	10,819	14,362	13,619
	$12,344	$16,421	$15,857

Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

	2002	2001
	(In thousands)	
Less than one year	$159,550	$151,150
One year to three years	53,927	72,942
More than three years	17,828	8,647
	$231,305	$232,739

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at September 30, 2002, by pledges of certain residential mortgage loans totaling $155.5 million, and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing fiscal year ending in	2002	2001
		(Dollars in thousands)	
1.93% - 7.20%	2002	$ -	$ 15,541
2.15% - 7.40%	2003	27,750	18,352
3.79% - 6.71%	2004	28,083	18,142
4.55% - 6.90%	2005	31,000	23,000
6.20% - 6.92%	2006	6,000	6,000
2.50% - 6.97%	Thereafter	31,594	31,633
		$124,427	$112,668
Weighted-average interest rate		5.57%	5.94%

NOTE H - OTHER BORROWED MONEY

The Corporation has a $6.0 million line of credit with another financial institution, with interest payable at prime less 50 basis points. At September 30, 2002 and 2001, the Corporation had $2.0 million outstanding at an interest rate of 4.25% in 2002 and 5.50% in 2001. This line of credit expires in the first quarter of fiscal 2003. The loan is secured by the outstanding shares of the Company.

NOTE I - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

	2002	2001	2000
	(Dollars in thousands)		
Federal income taxes computed at statutory rate	$2,566	$1,969	$1,729
Increase (decrease) in taxes resulting from:			
Nondeductible expenses	12	13	13
Nontaxable dividend income	(4)	(6)	(4)
Low income housing investment tax credits	(42)	(42)	(42)
Other	(9)	3	5
Federal income tax provision per consolidated financial statements	**$2,523**	**$1,937**	**$1,701**
Effective tax rate	**33.4%**	**33.4%**	**33.4%**

The composition of the Corporation's net deferred tax liability at September 30 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2002	2001
	(In thousands)	
Deferred tax assets:		
General loan loss allowance	$ 629	$ 406
Reserve for uncollected interest	17	67
Amortization of intangible assets	25	31
Other	17	-
Total deferred tax assets	688	504
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(1,216)	(1,090)
Difference between book and tax depreciation	(131)	(121)
Percentage of earnings bad debt deduction	(106)	(164)
Unrealized gains on securities designated as available for sale	(175)	(290)
Deferred loan origination costs	(478)	(377)
Mortgage servicing rights	(246)	(224)
Other	(3)	(10)
Total deferred tax liabilities	(2,355)	(2,276)
Net deferred tax liability	**$(1,667)**	**$(1,772)**

NOTE I - FEDERAL INCOME TAXES (continued)

Prior to fiscal 1997, the Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $1.8 million as of September 30, 2002. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $500,000 at September 30, 2002.

Winton Savings is required to recapture as taxable income approximately $1.0 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Winton Savings has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1999.

NOTE J - LOAN COMMITMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At September 30, 2002, the Company had total outstanding commitments of approximately $16.9 million to originate residential one- to four-family and multi-family real estate loans of which $2.1 million were comprised of adjustable-rate loans at rates ranging from 4.75% to 7.00%, and $14.8 million were comprised of fixed-rate loans at rates ranging from 5.25% to 8.25%. The Company also had total outstanding commitments of approximately $2.3 million to originate nonresidential real estate and land loans, of which $1.3 million were comprised of 7.00% fixed-rate loans and $1.0 million were comprised of adjustable rate loans at rates ranging from 5.75% to 6.625%. Additionally, the Company had unused lines of credit related to home equity loans and commercial loans totaling $18.9 million and $4.2 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 2002, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

The Company has an outstanding commitment to sell $28.6 million of loans in the secondary market at September 30, 2002.

NOTE K - REGULATORY CAPITAL

The Company is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on its financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Winton Savings must meet specific capital guidelines that involve quantitative measures of Winton Savings' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Winton Savings' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 2002. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During the 2002 fiscal year, the Company was notified from its regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Company must maintain minimum capital ratios as set forth in the following tables.

As of September 30, 2002 and 2001, management believes that the Company met all capital adequacy requirements to which it was subject.

	As of September 30, 2002					
	Actual		Required for capital adequacy purposes		Required to be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$41,057	8.1%	≥$ 7,569	≥1.5%	≥$25,230	≥ 5.0%
Core capital	$41,057	8.1%	≥$20,184	≥4.0%	≥$30,276	≥ 6.0%
Risk-based capital	$42,907	12.0%	≥$28,728	≥8.0%	≥$35,910	≥10.0%

NOTE K - REGULATORY CAPITAL (continued)

	As of September 30, 2001					
	Actual		Required for capital adequacy purposes		Required to be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Tangible capital	$37,356	7.9%	≥$ 7,086	≥1.5%	≥$23,621	≥ 5.0%
Core capital	$37,356	7.9%	≥$18,897	≥4.0%	≥$28,345	≥ 6.0%
Risk-based capital	$38,550	11.3%	≥$27,308	≥8.0%	≥$34,136	≥10.0%

The Company's management believes that under the current regulatory capital regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and consequently, the ability to meet future regulatory capital requirements.

NOTE L - STOCK OPTION PLANS

Shareholders of the Corporation have approved stock option plans that provide for the issuance of up to 1,051,210 common shares to be granted at the discretion of the Board of Directors. Under the 1988 Stock Option Plan, 649,680 common shares were reserved for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 2002, 406,460 options under the 1988 Plan were subject to exercise at the discretion of the grantees through fiscal 2008. The 1999 Stock Option Plan reserved 401,530 common shares for issuance to directors, officers, and key employees of the Corporation and its subsidiary. At September 30, 2002, 395,500 options under the 1999 Plan were subject to exercise at the discretion of the grantees through fiscal 2010, while 6,030 options were ungranted.

The Corporation accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

NOTE L - STOCK OPTION PLANS (continued)

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro-forma amounts indicated below:

		2002	2001	2000
Net earnings (In thousands)	As reported	$5,023	$3,855	$3,385
	Pro-forma	$5,023	$3,554	$3,105
Earnings per share				
Basic	As reported	$1.13	$.87	$.77
	Pro-forma	$1.13	$.80	$.70
Diluted	As reported	$1.10	$.85	$.74
	Pro-forma	$1.10	$.78	$.68

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2001 and 2000: dividend yield of 3.6% and 2.9%, respectively, expected volatility of 54.80% and 56.65%, respectively, risk-free interest rate of 3.00% for 2001 and 6.5% for 2000 and expected lives of ten years for all grants.

NOTE L - STOCK OPTION PLANS (continued)

A summary of the status of the Corporation's stock option plans as of September 30, 2002, 2001 and 2000, and changes during the years ended on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	831,000	$ 8.23	743,000	$ 8.11	622,300	$ 7.89
Granted	-	-	124,000	8.75	135,500	9.26
Exercised	(27,040)	5.00	(26,000)	5.72	(8,300)	6.79
Forfeited	(2,000)	10.06	(10,000)	11.98	(6,500)	13.25
Outstanding at end of year	801,960	$ 8.33	831,000	$ 8.23	743,000	$ 8.11
Options exercisable at year-end	801,960	$ 8.33	831,000	$ 8.23	743,000	$ 8.11
Weighted-average fair value of options granted during the year		$ -		$ 3.68		$ 4.79

The following information applies to options outstanding at September 30, 2002:

Number outstanding	376,460
Range of exercise prices	$5.00 - $6.75
Number outstanding	425,500
Range of exercise prices	$8.75 - $13.25
Weighted-average exercise price	$8.33
Weighted-average remaining contractual life	5.00 years

NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION

The following condensed financial statements summarize the financial position of the Corporation as of September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the years ended September 30, 2002, 2001 and 2000.

Winton Financial Corporation
STATEMENTS OF FINANCIAL CONDITION
September 30,

ASSETS	2002	2001
	(In thousands)	
Cash	$ 445	$ 522
Investment in The Winton Savings and Loan Co.	41,396	37,903
Corporate equity securities - at fair value	559	685
Prepaid expenses and other assets	13	9
Prepaid federal income taxes	135	92
Total assets	**$42,548**	**$39,211**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Note payable	$ 2,000	$ 2,000
Accrued expenses and other liabilities	413	366
Deferred federal income taxes	119	155
Total liabilities	2,532	2,521
Shareholders' equity		
Additional paid-in capital	10,321	10,142
Retained earnings	29,360	25,985
Treasury stock, 500 shares at September 30, 2002 - at cost	(5)	-
Unrealized gains on securities designated as available for sale, net of related tax effects	340	563
Total shareholders' equity	40,016	36,690
Total liabilities and shareholders' equity	**$42,548**	**$39,211**

NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION (continued)

Winton Financial Corporation
STATEMENTS OF EARNINGS
Year ended September 30,

	2002	2001 (In thousands)	2000
Revenue			
Interest and dividends on investments	$ 16	$ 25	$ 24
Gain on sale of investment securities	105	109	-
Dividends received from subsidiary	1,425	1,678	1,463
Equity in undistributed earnings of subsidiary	3,646	2,279	2,107
	5,192	4,091	3,594
Expenses			
General and administrative	169	236	209
Net earnings	$5,023	$3,855	$3,385

Winton Financial Corporation
STATEMENTS OF CASH FLOWS
Year ended September 30,

	2002	2001 (In thousands)	2000
Cash flows provided by (used in) operating activities:			
Net earnings for the year	$5,023	$3,855	$3,385
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Undistributed earnings of consolidated subsidiary	(3,646)	(2,279)	(2,107)
Gain on sale of investment securities	(105)	(109)	-
Increases (decreases) in cash due to changes in:			
Prepaid expenses and other assets	(4)	6	1
Other	4	(13)	28
Net cash provided by operating activities	1,272	1,460	1,307
Cash flows provided by (used in) investing activities:			
Investment in subsidiary	-	-	(2,000)
Purchase of investment securities	-	(145)	-
Proceeds from sale of investment securities	125	128	-
Net cash provided by (used in) investing activities	125	(17)	(2,000)
Cash flows provided by (used in) financing activities:			
Proceeds from borrowings	-	-	2,000
Payment of dividends on common stock	(1,648)	(1,463)	(1,411)
Purchase of treasury shares	(5)	-	-
Proceeds from exercise of stock options	179	170	55
Net cash provided by (used in) financing activities	(1,474)	(1,293)	644
Net increase (decrease) in cash and cash equivalents	(77)	150	(49)
Cash and cash equivalents at beginning of year	522	372	421
Cash and cash equivalents at end of year	$ 445	$ 522	$ 372

NOTE M - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION (continued)

Winton Savings is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Company to the Corporation. Generally, Winton Savings' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During November 2002, Winton Savings applied for, and anticipates to receive, OTS approval to make up to $2.0 million in capital distributions during fiscal 2003.

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the fiscal years ended September 30, 2002 and 2001. Certain amounts, as previously reported, have been reclassified to conform to the 2002 presentation.

	Three Months Ended			
	December 31,	March 31,	June 30,	September 30,
2002:	(In thousands, except per share data)			
Total interest income	$8,570	$8,413	$8,659	$8,303
Total interest expense	5,262	4,796	4,763	4,612
Net interest income	3,308	3,617	3,896	3,691
Provision for losses on loans	465	172	75	548
Other income	1,218	705	508	1,048
General, administrative and other expense	2,140	2,333	2,261	2,451
Earnings before income taxes	1,921	1,817	2,068	1,740
Federal income taxes	653	618	703	549
Net earnings	**$1,268**	**$1,199**	**$1,365**	**$1,191**
Earnings per share				
Basic	**$.29**	**$.27**	**$.30**	**$.27**
Diluted	**$.28**	**$.26**	**$.30**	**$.26**

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

	Three Months Ended			
	December 31,	March 31,	June 30,	September 30,
2001:	(In thousands, except per share data)			
Total interest income	$9,073	$8,897	$8,820	$8,815
Total interest expense	6,115	5,918	5,813	5,690
Net interest income	2,958	2,979	3,007	3,125
Provision for losses on loans	45	45	45	165
Other income	437	556	588	735
General, administrative and other expense	1,983	2,104	2,103	2,103
Earnings before income taxes	1,367	1,386	1,447	1,592
Federal income taxes	467	474	495	501
Net earnings	$ 900	$ 912	$ 952	$1,091
Earnings per share				
Basic	$.20	$.21	$.21	$.25
Diluted	$.20	$.20	$.21	$.24

NOTE O - SUBSEQUENT EVENT

Winton Savings signed a contract to sell its former branch property located at 101 W. Central Parkway. The transaction closed in October 2002 resulting in Winton Savings recognizing a pre-tax gain of approximately $240,000 on the sale.

Winton Financial Corporation

INVESTOR RELATIONS INFORMATION

SHAREHOLDER SERVICES. Fifth Third Bank serves as primary transfer agent and as dividend disbursing agent for the common shares of Winton Financial. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

Fifth Third Bank
Corporate Trust Administration
38 Fountain Square Plaza
MD10AT60
Cincinnati, Ohio 45263

MARKET SPECIALIST. Cohen Specialists L.L.C. serve as market specialists for Winton Financial's common shares.

ANNUAL REPORT. Designed by Curran and Connors, Inc. www.curran-connors.com

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 24, 2003, at 10:00 a.m. Eastern Standard Time, at Dante's Restaurant, 5510 Rybolt Road, Cincinnati, Ohio.

REQUEST COPY OF FORM 10-K. A copy of Winton Financial's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

Winton Financial Corporation
5511 Cheviot Road
Cincinnati, Ohio 45247
Attention: Gregory P. Niesen, Secretary/Treasurer

WINTON SAVINGS ON THE WEB. Visit us at www.wintonsavings.com

DIRECTORS AND OFFICERS

WINTON FINANCIAL CORPORATION

Board of Directors

William J. Parchman
Chairman of the Board
Retired real estate executive

Robert L. Bollin
President of Winton Financial Corporation
and The Winton Savings and Loan Co.

Robert E. Hoeweler
President, Hoeweler Group, Inc.

Henry L. Schulhoff
President, Schulhoff and Company, Inc.

Thomas H. Humes
President, Great Traditions Land &
Development Co.

Timothy M. Mooney
Executive Vice President and
Chief Financial Officer
Kendle International Inc.

J. Clay Stinnett
President, J.R. Concepts, Inc.

Officers

Robert L. Bollin
President

Jill M. Burke
Chief Financial Officer

Gregory J. Bollin
Vice President

Mary Ellen Lovett
Vice President

Gregory P. Niesen
Secretary/Treasurer

THE WINTON SAVINGS AND LOAN CO.

Board of Directors

William J. Parchman
Chairman of the Board

Robert L. Bollin
President

Robert E. Hoeweler

Henry L. Schulhoff

Thomas H. Humes

Timothy M. Mooney

J. Clay Stinnett

Officers

Robert L. Bollin
President

Gregory J. Bollin
Executive Vice President

Mary Ellen Lovett
Senior Vice President/Savings

Jill M. Burke
Chief Financial Officer

Gregory P. Niesen
Secretary/Treasurer

5511 Cheviot Road • Cincinnati, Ohio 45247